10027919

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66308

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RADNOR RESEARCH & TRADING COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 KING OF PRUSSIA ROAD
(No. and Street)

RADNOR (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM R. JAMES 610-293-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHANO SLACK LLC
(Name – *if individual, state last, first, middle name*)

125 STRAFFORD AVENUE (Address) WAYNE (City) PA (State) 19087 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William R. James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RADNOR RESEARCH & TRADING COMPANY, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William R. James
Signature

CFO
Title

Elizabeth W. Cook
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ELIZABETH W. COOK, Notary Public
Radnor Twp., Delaware County
My Commission Expires February 22, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members
Radnor Research & Trading Company, LLC
Radnor, Pennsylvania

We have audited the accompanying statement of financial condition of Radnor Research & Trading Company, LLC, (the "LLC") as of December 31, 2009 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Radnor Research & Trading Company, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Stephano Slack LLC

Stephano Slack LLC

February 24, 2010
Wayne, Pennsylvania

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 *fax* 610-687-0016

WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road, West Chester, PA 19380
tel 610-696-4400 *fax* 610-696-5648

RADNOR RESEARCH & TRADING COMPANY, LLC
Statement of Financial Condition
December 31, 2009

ASSETS

Cash and Cash Equivalents	$	30,830
Cash Reserved for the Exclusive Benefit of Customers Pursuant to SEC Rule 15c3-3		1,029
Cash Segregated for Specific Use		278,972
Receivable from Broker-Dealers and Clearing Organizations		445,193
Spot Commodities at Fair Value		109,052
Receivable from Non-Customers		20,000
Memberships in Exchanges Owned, at Adjusted Cost (Fair Value $1,750)		1,750
Property and Equipment, Net of Accumulated Depreciation		61,148
Other Assets		22,768
TOTAL ASSETS	$	970,742

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	494,543
Members' Equity		476,199
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	970,742

The accompanying notes are an integral part of these financial statements.

RADNOR RESEARCH & TRADING COMPANY, LLC
Statement of Operations
For the Year Ended December 31, 2009

Revenues		
Commissions	$	1,842,028
Gain on Firm Securities Investment Account		13,010
Other Income		23,001
TOTAL REVENUES		1,878,039
Expenses		
Account Executive and Other Employee Compensation		646,975
Interest Expense		1
Brokerage and Clearing Expense		84,932
Communications and Data Processing		10,017
Exchange Fees		740,153
Occupancy Expense		28,489
Other Expenses		459,853
TOTAL EXPENSES		1,970,420
NET LOSS	$	(92,381)

The accompanying notes are an integral part of these financial statements.

RADNOR RESEARCH & TRADING COMPANY, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2009

Balance, January 1, 2009	$	709,758
Net Loss		(92,381)
Members' Distributions		(241,178)
Members' Contributions		100,000
BALANCE, DECEMBER 31, 2009	$	476,199

The accompanying notes are an integral part of these financial statements.

RADNOR RESEARCH & TRADING COMPANY, LLC

Statement of Cash Flows

For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (92,381)	
Adjustments to Reconcile Net Loss to		
Net Cash Flows Provided by Operating Activities		
Depreciation	22,559	
Unrealized/Realized Gain on Firm Securities Investment Accounts	(13,010)	
Decrease (Increase) in Assets		
Receivable from Broker-Dealers and Clearing Organizations	93,299	
Receivable from Non-Customers	(20,000)	
Other Assets	15,197	
Increase (Decrease) in Liabilities		
Accounts Payable and Accrued Expenses	82,606	
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		$ 88,270
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment	(2,344)	
Purchase of Spot Commodities	(100,036)	
Purchase of Short-Term Investments	(140,872)	
Proceeds from Sale of Short-Term Investments	144,866	
NET CASH FLOWS USED BY INVESTING ACTIVITIES		(98,386)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' Contributions	100,000	
Members' Distributions	(241,178)	
NET CASH FLOWS USED BY FINANCING ACTIVITIES		(141,178)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(151,294)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		462,125
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 310,831

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Organization and Nature of Business

The LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority and is a member of the New York Stock Exchange (NYSE), BATS Exchange and National Association of Securities Dealers Automated Quotations (NASDAQ). The LLC is a Pennsylvania Limited Liability Company that provides brokerage services to customers who are predominately small and middle-market businesses.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents- The LLC considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The LLC maintains cash balances at a financial institution. Each interest bearing account is insured by the Federal Deposit Insurance Corporation up to $250,000 through December 31, 2013 and unlimited deposit insurance coverage for its non interest bearing accounts through June 30, 2010. In the normal course of business, the LLC may have deposits that exceed the insured balance in its interest bearing accounts.

Accounts Receivable - Accounts receivable are carried at cost. The LLC extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The LLC does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable based on the history of past write-offs, collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted.

The LLC uses the specific write-off method to provide for doubtful accounts, since experience and management's estimation indicate an adequate allowance for such amounts is immaterial.

NOTE 2 – Summary of Significant Accounting Policies (continued)

Property and Equipment – Property and Equipment are recorded at cost. Depreciation is provided on the straight-line method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Equipment	5 Years
Software	3 Years
Furniture and Fixtures	7 Years
Leasehold Improvements	15-39 Years

Long-Lived Assets – Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at lower of carrying amount or fair value less cost to sell.

Commissions - Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Income Taxes – The LLC does pay corporate income taxes on their taxable income. Instead, the members are liable for individual income taxes on the LLC's taxable income.

Exchange Memberships - The LLC's exchange memberships, which represent ownership interests in the exchanges and provide the LLC with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange memberships impaired in 2009. At December 31, 2009, the fair value of exchange memberships was $1,750.

Advertising Cost – Costs incurred for advertising are expensed when incurred. Advertising expense for the year ended December 31, 2009 was $51,007.

NOTE 3 – Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2009, cash of $1,029 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Cash and cash equivalents at December 31, 2009 were as follows:

Cash and Cash Equivalents	$	30,830
Cash Reserved for the Exclusive Benefit of Customers Pursuant to SEC Rule 15c3-3		1,029
Cash Segregated of Specific Use		278,972
TOTAL CASH AND CASH EQUIVALENTS	$	310,831

NOTE 4 - Receivable from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2009 were as follows:

Deposits for Securities Borrowed/Loaned	$	351,063
Receivable from Clearing Organizations		94,130
TOTAL RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	$	445,193

NOTE 5 – Property and Equipment

Property and equipment at December 31, 2009 were as follows:

Equipment	$	112,496
Software		9,025
Furniture and Fixtures		27,549
Leasehold Improvements		25,820
TOTAL PROPERTY AND EQUIPMENT		174,890
Less: Accumulated Depreciation		113,742
NET PROPERTY AND EQUIPMENT	$	61,148

Depreciation expense for the year ended December 31, 2009 was $22,559.

NOTE 6 – Fair Value Measurements

The LLC has adopted the *Fair Value Measurements and Disclosures* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820"), which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell as asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The carrying amounts for cash and cash equivalents, receivables from broker-dealers and clearing organizations, accounts payable and accrued expenses approximate their fair value because of their short-term maturity.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the LLC has the ability to access.
Level 2	Inputs to the valuation methodology include • Quoted prices for similar assets or liabilities in active markets; • Quoted prices for identical or similar assets or liabilities in inactive markets; • Inputs, other than quoted prices, that are observable for the assets or liabilities; • Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the assets or liabilities, either directly or indirectly.
Level 3	Inputs to the valuation methodology are unobservable inputs for the assets or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Following is a description of the valuation methodologies used for the Level 2 assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009.

NOTE 6 – Fair Value Measurements (continued)

Spot Commodities: Valued at fair value based on the over-the-counter gold trading markets around the world.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the LLC believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 7 – Receivable from Non-Customers

The LLC has a receivable from a member in the amount of $20,000 at December 31, 2009. The receivable is unsecured without interest and due on demand.

NOTE 8 - Lease Commitments

The LLC leases office space under a non-cancelable operating lease with monthly payments totaling $2,292 and expiring May 31, 2010. Rental expense for the year ended December 31, 2009 was $27,904.

The following is a schedule by years of future minimum payments for the non-cancelable operating leases described above for the year ended December 31:

2010	$ 11,460

NOTE 9 – Retirement Benefits

The LLC has a deferred compensation 401(k) plan for eligible employees. The LLC may make discretionary matching contributions. The matching contribution for the year ended December 31, 2009 was $0.

NOTE 10 – Concentrations of Credit Risk

The LLC is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the LLC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the LLC's policy to review, as necessary, the credit standing of each counterparty.

NOTE 11 – Liabilities Subordinated to Claims of Creditors

There were no changes in liabilities subordinated to creditors for the year end December 31, 2009.

NOTE 12 - Net Capital Requirements

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the LLC had net capital of $337,817, which was $87,817 in excess of its required net capital of $250,000. The LLC's net capital ratio was 1.46 to 1.

NOTE 13 – Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the LLC has evaluated those events and transactions that occurred from January 1, 2010 through February 24, 2010, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Radnor Research & Trading Company, LLC
Radnor, Pennsylvania

We have audited the accompanying financial statements of Radnor Research & Trading Company, LLC as of and for the year ended December 31, 2009, and have issued our report thereon dated February 24, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephano Slack LLC

February 24, 2010
Wayne, Pennsylvania

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 *fax* 610-687-0016

WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road, West Chester, PA 19380
tel 610-696-4400 *fax* 610-696-5648

RADNOR RESEARCH & TRADING COMPANY, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

NET CAPITAL		
Total Members' Equity		$ 476,199
Deductions		
Non-Allowable Assets		
Memberships in Exchanges	$ 1,750	
Property and Equipment, Net Accumulated Depreciation	61,148	
Receivable from Non-Customers	20,000	
Other Assets	22,768	
TOTAL DEDUCTIONS		105,666
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		370,533
Haircuts on Securities		
Spot Commodities		32,716
NET CAPITAL		$ 337,817
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts Payable	$ 87,330	
Accrued Expenses	407,213	
TOTAL AGGREGATE INDEBTEDNESS		$ 494,543
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
MINIMUM NET CAPITAL REQUIRED (6 2/3% x $494,543)		$ 32,970
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER-DEALER		$ 250,000
NET CAPITAL REQUIREMENT		$ 250,000
EXCESS NET CAPITAL		$ 87,817
EXCESS NET CAPITAL AT 1000%		$ 288,363

RADNOR RESEARCH & TRADING COMPANY, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
December 31, 2009

TOTAL AGGREGATE INDEBTEDNESS	$ 494,543
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.46 to 1

RECONCILIATION WITH LLC'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2009)

NET CAPITAL, AS REPORTED IN LLC'S PART II (UNAUDITED) FOCUS REPORT	$ 329,481
AUDIT ADJUSTMENTS	
ADJUSTMENT TO SPOT COMMODITIES, NET HAIRCUT	8,336
NET CAPITAL PER ABOVE	$ 337,817

RADNOR RESEARCH & TRADING COMPANY, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

DEBITS		
Customer Debit Balances	$	0
Failed to deliver of customers' securities not older than 30 calendar days		0
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		0
Less:		
Concentration Collateral		0
Concentration Debit		0
Gross Debits		0
Less: 1 Percent Charge		0
TOTAL DEBIT ITEMS	$	0
CREDITS		
Free credit balances and other credit balances in customers' security accounts	$	0
Monies borrowed collateralized by securities carried for the accounts of customers'		0
Monies payable against customers' security loaned		0
Customers' securities failed to receive		0
Credit balances in firm accounts that are attributable to principal sales to customers		0
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		0
Market value of short security count differences over thirty calendar days old		0
Market value of short securities and credits		0
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		0
Other		0
TOTAL CREDITS ITEMS	$	0
RESERVE COMPUTATION		
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$	0
105% OF EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS		0
REQUIRED DEPOSIT	$	0
RECONCILIATION WITH LLC'S COMPUTATION		
EXCESS AS REPORTED IN LLC'S PART II FOCUS REPORT	$	0
AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT"	$	1,029

RADNOR RESEARCH & TRADING COMPANY, LLC
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTSUNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Customers' full paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ 0
Number of Items	0
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ 0
Number of Items	0

STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1)

To the Members
Radnor Research & Trading Company, LLC
Radnor, Pennsylvania

In planning and performing our audit of the financial statements of Radnor Research & Trading Company, LLC (the "LLC"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of the LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC, including consideration of control activities for safeguard securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 *fax* 610-687-0016

WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road, West Chester, PA 19380
tel 610-696-4400 *fax* 610-696-5648

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, NYSE, PHLX and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephano Slack LLC

Stephano Slack LLC

February 24, 2010
Wayne, Pennsylvania

STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS

+ www.stephanoslack.com

+ WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600
fax 610-687-0016

+ WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road
West Chester, PA 19380
tel 610-696-4400
fax 610-696-5648

RADNOR RESEARCH & TRADING COMPANY, LLC

Financial Statements

December 31, 2009